Filed by Deutsche Telekom AG
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

Not to be released until: 09. Oktober 2004, 15.30 p.m.

—The spoken word shall prevail—

Kai-Uwe Ricke
Chairman of the Board of Management
Deutsche Telekom AG
Press conference
October 9, 2004 in Bonn

        Good afternoon, ladies and gentlemen, I am pleased that you have been able to accept our invitation at such short notice and appreciate you 'sacrificing' your Saturday to attend this meeting.

        We would like to inform you about an important decision regarding the future orientation of the strategic Broadband/Fixed Network business unit, which was adopted today by the Supervisory Board of Deutsche Telekom AG at an extraordinary meeting.

        The members of Deutsche Telekom's Board of Management have considered a wide range of options to determine how the enormous growth potential in the area of broadband/fixed network can be tackled by the Deutsche Telekom Group in a sustained, value-enhancing way.

        This market is shaped by two obvious future trends:

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  First, strong increases in the number of broadband fixed-line customers and

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  Second, the growing convergence of business models developed by telecommunications companies and Internet service providers.

        This development is driven by customer needs—they are the yardstick for our corporate activities and, as a consequence, our structures. After an in-depth analysis, the Board of Management and the Supervisory Board jointly resolved that the full reintegration of T-Online by way of a merger into Deutsche Telekom AG is imperative in order for the Deutsche Telekom Group to make the most of this obvious market development and to enhance its own shareholder value on a sustained basis. At the same time, our decision takes into account that in the changed market environment, the business opportunities of a non-integrated T-Online, with its current business model, would be severely restricted vis-à-vis its competitors who pursue an integrated approach.

        To implement this decision, we will merge T-Online into Deutsche Telekom along the following lines:

  1.
  We will initiate the steps necessary in terms of corporate law to merge T-Online AG into Deutsche Telekom AG in accordance with German statutory provisions. In practical terms, this means a swap of T-Online shares for shares of Deutsche Telekom AG on the basis of value appraisals.

  2.
  We will repurchase from the market the Deutsche Telekom shares to be issued within the framework of this stock swap. In this way, we avoid the merger resulting in a dilution of Deutsche Telekom shares.

  3.
  In addition to the above merger, we will initiate the following: As a matter of interest for all those T-Online shareholders who do not wish to wait until the stock swap is complete, Deutsche Telekom AG will offer all T-Online shareholders, as part of a tender offer, the opportunity to acquire the T-Online shares offered to us against a cash payment. On the one hand, this helps us ensure that there is enough liquidity in the market for T-Online shares and on the other, it gives T-Online shareholders the opportunity to sell their shares at a fixed price even before the stock swap.

        Before Dr. Eick gives you further details about the financial aspects, let me illustrate the industrial logic behind the transaction.

        Chart 1

        Over the last few years, the broadband market has been booming. A new mass market has emerged with immense potential for growth. You can see it both in the growth of T-DSL lines and in T-Online's broadband business figures.

        According to the latest figures, Deutsche Telekom AG is Europe's largest provider of broadband fixed-network lines. The growth rates have also been huge in Germany, with currently more than 5 million DSL lines.

        However, despite all the successes, the broadband penetration rate in Germany is still well behind that of other countries. This is primarily due to the fact that here, unlike in other countries, the TV cable network plays little or no role in developing the broadband market.

        As a consequence, we have in fact only one chance to open up this market in Germany today: the digital subscriber line. In order for Germany to move forward into the broadband future, efficient competition is indispensable. This means that we can only open up the high potential of this market on a foundation of open standards and platforms and by using the resale option. We, the Deutsche Telekom Group, are now standing up to our macroeconomic responsibility, as we have done in the past in other areas. Our objective is clear: by 2007, we will have well over 10 million DSL lines in Germany.

        But it is also clear that we want our Group to profit from this market: by increasing our customer base and offering new products and services that will generate more added value from each customer relationship than has been possible before now. This is why the merger of T-Online into Deutsche Telekom is the right course to take and why now is the right time to do it.

        This step fits seamlessly into the strategic reorientation we have developed for the Deutsche Telekom Group, which consistently focuses on three central growth areas of our industry: broadband/fixed network, business customers and mobile communications. We are implementing this reorientation step by step and have already reached significant milestones.

        As in the past, our mobile communications activities will continue to clearly focus on the private customer market. The structural and organizational measures to realign our business customer activities are currently under way. And you are already familiar with the basic concept we have developed for improving our market strategy in the field of medium-sized business customers through to internationally operating corporate groups.

        The new structure of the Deutsche Telekom Group has already been realized in the new composition of the Board of Management, which from now on will have six members, and in the new distribution of responsibilities for our three strategic business units.

        We are now taking the next logical step with the integration of T-Com and T-Online into the strategic Broadband/Fixed Network business unit.

        As in the other SBUs, our aim is to consistently focus on the needs of our customers.

        Chart 2

        Let me now explain the background to this measure, in order to demonstrate why the full reintegration of T-Online into Deutsche Telekom is the right, in fact the only right course for the future.

        Broadband has revolutionized fixed-line-based Internet business. We are in the middle of an ever increasing convergence of telecom and Internet service provider business models.

        This progressive merging also means that from a customer perspective—and that is the only gauge relevant for us—the Internet is losing its status as a separate, independent business segment. For this reason, other companies have already gone down the path that we are now taking by merging T-Online AG into Deutsche Telekom AG.

        Customers want products and services from one source, that are totally compatible with each other—the answer to this is integrated offerings. And of course, our customers all have different needs—which means that we also have to put together different products and services for different customer groups.

        In turn, this means that it is only possible to address the market and customer needs in an optimum way through complete integration at company level. The integration of the fixed-line broadband network and the Internet is essential for developing new products and services—innovative offerings from one source with great benefits for customers.

        From now on, we will lend added momentum to our broadband strategy through a comprehensive "triple-play' approach.

        Broadband in our homes will cover three "worlds' in the future: voice and PC-based Internet communications as established product worlds, and from now on also the television as a platform for innovative Internet offerings to consumers.

        Now, the big opportunity and challenge lie in bringing these three broadband worlds even closer together, creating new applications, products and services, and consistently developing all this as a new growth market. With integrated services and convergence products as part of this triple-play strategy, we will create opportunities to increase average revenue per user and strengthen customer loyalty, and we also hope to counter the decline in fixed-line voice communications, that is, traditional switched telephone calls.

        In order to achieve an integrated market strategy to the benefit of our customers, it is essential that the Company has extensive, exclusive, coordinated and fast access to the entire customer relationship. Therefore, our entrepreneurial responsibility for the Group as a whole obliges us to take the step of fully integrating T-Online into the strategic business unit of Broadband/Fixed Network in the Deutsche Telekom Group.

        Chart 3

        Ladies and gentlemen,

        I would now like to explain the structural logic behind our decision.

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    A simplified structure of the strategic Broadband/Fixed Network business unit facilitates a more efficient and consistent development of the broadband market. It enables us to converge customer relationships in one place—and customers, for their part, only have one point of contact. We will have a single target system for the whole SBU. Coordination is simplified and is therefore more stringent, and the implementation of broadband services will also be improved. At the same time, we can also proactively develop the wholesale market for DSL in the interests of positive economic development and thus improve the basis for competition.

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    It will be simpler to launch modular product bundles on the market. These integrated offerings—in the sense of useful product and service packages tailored to meet individual customer needs—will make it possible for us to expand customer relationships. Based on the triple-play strategy outlined above, we will be taking an entirely new approach to the issue of "broadband in our homes'—provisionally called T-Home within our Company.

      This will enable us to strengthen customer loyalty and react even more promptly to customer needs, thus reducing the churn rate. At the same time we will be able to systematically continue our rebalancing strategy using the integrated product offering from T-Com, and thus ultimately counteract market share losses in the voice communications segment.

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    By having shared access to the entire customer base of Deutsche Telekom's fixed network, we can improve our opportunities for cross-selling T-Online and T-Com products within the strategic Broadband/Fixed Network business unit. This also allows us to reduce our acquisition costs for new customers.

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    The improved coordination of broadband products and services as well as business relationships also, of course, implies a reduction in friction losses from rival offers. T-Com no longer has to roll out and operate its own ISP platform; the same applies in turn to T Online with regard to its own network platform. At the same time, we want to take a reasonable approach to tapping the synergy potential within the Broadband/Fixed Network SBU. In the field of marketing, for example, we can implement integrated product communication in the future.

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    T-Online and T-Com can contribute their individual specific strengths to the Broadband/Fixed Network business unit: While T-Com is strong in the fields of network management, integrated platforms, and development of open standards, T-Online can contribute its expertise in developing IP-based services and applications for the expansive consumer market, not to mention its comprehensive experience in the fields of content-packaging and multi-partnering.

        Ladies and gentlemen, you can see that the closer incorporation of T-Online is based on a clear structural logic.

        Chart 4

        Of course, there is also a financial logic behind the transaction:

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    In today's economic climate, it no longer makes sense for T-Online to be listed separately—specially in view of the high expenses involved for separate shareholders' meetings, listing costs, and so on. New acquisitions by way of issuing new shares are practically no longer viable in the ISP market, as the consolidation of the industry is already more or less complete.

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    The former enormous valuation differences between ISPs and traditional telecoms have now more or less leveled out. This is another argument against T-Online's separate listing on the stock exchange.

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    The reintegration allows us to eliminate duplicate offers, which saves costs. It will also enable us to make investment decisions faster due to the reduced legal complexity. And both these aspects also help enhance the value of the Deutsche Telekom Group, which will benefit by way of efficiency gains.

        All in all, we can generate considerable advantages by introducing a substantially simplified structure in the field of fixed-line broadband: on the one hand, by introducing simpler and leaner internal workflows; on the other, by taking a focused and concentrated approach to the development of the consumer market in particular. Customers want straightforward products from one source and clear structures with regard to contacts—and this is exactly what we will provide in the future.

        This does not mean, however, that T-Online will disappear from the market. On the contrary: T-Online is Europe's best Internet company and one of the most well-known brands in the Internet sector—in Germany, it is almost considered a synonym for the Internet. It is a product brand that commands a great deal of trust, and this is an important value, which we will not abandon. For this reason, T-Online will continue to exist as a standalone unit within the Broadband/Fixed Network SBU.

        I would therefore like to send a clear message to T-Online employees at this point: You have done a great job in the past. And I very much hope that you will take the same committed, motivated and efficient approach to your work under the new organizational structure. I will personally contribute what I can to foster your commitment. As only then will we be able to realize the advantages expected as a result of the more efficient cooperation between T-Com and T-Online.

        Chart 5

        Allow me to briefly summarize our goals once more.

        We will gear ourselves to growth in the broadband sector with our "triple-play' strategy. We will provide to our customers a modular offering of integrated products and services.

        Instead of offering separate ranges of voice and Internet services to the customer, we will take an integrated approach in the future by leveraging the specific and complementary strengths of T-Online and T-Com. By streamlining our structure, as I mentioned earlier, we aim to generate synergies from eliminating existing overlaps. T-Online will act as a product brand and marketing arm for IP-based services in the mass market, and will above all be responsible for services not restricted to a specific terminal. It will also continue to be Deutsche Telekom's ISP in the fixed network. T-Com will continue to be responsible for voice telephony based on PSTN, access, calls and networks/transport.

        Chart 6

        Within the strategic business unit, there will be an integrated governance by an Executive Committee. Walter Raizner, as member of the Board of Management of Deutsche Telekom AG, will chair this Executive Committee.

        At our customer interface, the Broadband/Fixed Network SBU will position itself under the uniform brand of T-Com. As a product brand, T-Online will stand for Deutsche Telekom's IP-based services for the mass market.

        In the medium term, T-Online will continue to exist as a standalone organizational unit within the Broadband/Fixed Network SBU. Under its own management and with its own responsibility for profit and loss. The management and employees of T-Online will therefore play a key role in the implementation of our broadband strategy.

        It is obvious that this transaction makes absolute sense from all perspectives. With our strategic reorientation, including this transaction, we are doing what is best for everyone in our Group, in the medium and long term.

        It goes without saying that this also applies when viewing the transaction from the perspective of the capital market. It will clearly enhance the value of the Deutsche Telekom Group, as it improves our market position and therefore taps potential added value on a sustained basis. And it will in no way negatively impact on our intention to pay an attractive dividend in 2004.

        But for T-Online too, there remains no value-enhancing alternative to this step. The merger of T-Online into the Deutsche Telekom Group is the only way of ensuring T-Online, and thus of course also Deutsche Telekom, can tap the potential added value in the broadband market on a lasting basis.

        On this note, I would like to give the floor to Dr. Eick, who will present the details of the transaction to you.

        This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as "will," "expects," "anticipates," "plans," "intends," "believes" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors, risks and uncertainties with respect to: our expectations regarding the merger share ratio, the timing and completion of the merger and earnings improvements, synergies and other benefits expected from the merger; the timing and scope of any purchases of Deutsche Telekom AG or T-Online International AG shares by Deutsche Telekom AG; and the risk factors detailed in our Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

        You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.